UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.__ )*

Galera Therapeutics, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

36338D108

(CUSIP Number)

October 31, 2023

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages

Page 1 of 7 Pages

CUSIP NO. 86338D108	Page 2 of 7 Pages

(1) Names of reporting persons	Altamont Pharmaceutical Holdings, LLC
(2) Check the appropriate box if a member of a group	(a)
(see instructions)	(b)
(3) SEC use only
(4) Citizenship or place of organization	Texas
Number of shares beneficially owned by each reporting person with:
(5) Sole voting power	0
(6) Shared voting power	5,280,000*
(7) Sole dispositive power	0
(8) Shared dispositive power	5,280,000*
(9) Aggregate amount beneficially owned by each reporting person	5,280,000
(10) Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11) Percent of class represented by amount in Row (9)	12.02%**
(12) Type of reporting person (see instructions)	OO

* Mark Pearson is the Manager and sole Member of Altamont Pharmaceutical Holdings, LLC. As a result, Mark Pearson may be deemed to have shared voting power and shared dispositive power with respect to these shares.

** Based on a total of 43,928,666 shares outstanding of the Issuer as of August 10, 2023, as set forth in the Issuer’s most recent Form 10-Q, filed August 14, 2023.

CUSIP NO. 86338D108	Page 3 of 7 Pages

(1) Names of reporting persons	Mark Pearson
(2) Check the appropriate box if a member of a group	(a)
(see instructions)	(b)
(3) SEC use only
(4) Citizenship or place of organization	United States of America
Number of shares beneficially owned by each reporting person with:
(5) Sole voting power	0
(6) Shared voting power	5,280,000*
(7) Sole dispositive power	0
(8) Shared dispositive power	5,280,000*
(9) Aggregate amount beneficially owned by each reporting person	5,280,000
(10) Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11) Percent of class represented by amount in Row (9)	12.02%**
(12) Type of reporting person (see instructions)	IN

* Mark Pearson is the Manager and sole Member of Altamont Pharmaceutical Holdings, LLC. As a result, Mark Pearson possesses the power to vote and dispose or direct the disposition of all the shares beneficially owned by Altamont Pharmaceutical Holdings, LLC.

** Based on a total of 43,928,666 shares outstanding of the Issuer as of August 10, 2023, as set forth in the Issuer’s most recent Form 10-Q, filed August 14, 2023.

CUSIP NO. 86338D108	Page 4 of 7 Pages

Item 1(a).	Name of Issuer:

Galera Therapeutics, Inc. (the “Issuer”)

Item 1(b).	Address of the Issuer's Principal Executive Offices:

45 Liberty Blvd, Suite 230 Malvern, Pennsylvania 19355

Item 2(a).	Name of Person Filing

The names of the person filing this statement on Schedule 13G (collectively, the “Reporting Persons”) are: • Altamont Pharmaceutical Holdings, LLC • Mark Pearson

Item 2(b).	Address of Principal Business Office or, if None, Residence:

5960 Berkshire Ln, Floor 6, Dallas, TX 75225

Item 2(c).	Citizenship:

• Altamont Pharmaceutical Holdings, LLC is a Texas limited liability company • Mark Pearson is a citizen of the United States

Item 2(d).	Title of Class of Securities:
Common Stock (the “Shares”)
Item 2(e).	CUSIP Number: 86338D108
86338D108
Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
(a) ☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b) ☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) ☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) ☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e) ☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

CUSIP NO. 86338D108	Page 5 of 7 Pages

(f) ☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g) ☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h) ☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) ☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);Page 5 of 6 pages

(j) ☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J)

Item 4.

Ownership:

Altamont Pharmaceutical Holdings, LLC is the sole owner of 5,280,000 Shares of Common Stock of the Issuer. Mark Pearson is the Manager and sole Member of Altamont Pharmaceutical Holdings, LLC.

Under the definition of “beneficial ownership” in Rule 13d-3 under the Act, it is also possible that individuals, executive officers, and members of the foregoing entities might be deemed the “beneficial owners” of some or all of the securities insofar as they may be deemed to share in the power to direct the voting or disposition of the securities. Neither the filing of this Schedule nor any of its contents shall be deemed to constitute an admission that any of such individuals is, for any purpose, the beneficial owner of any of the Securities, and such beneficial ownership is expressly disclaimed.

Item 4(a).	Amount Beneficially Owned: • Altamont Pharmaceutical Holdings, LLC - 5,280,000 • Mark Pearson - 5,280,000

Item 4(b).	Percent of Class: • Altamont Pharmaceutical Holdings, LLC – 12.02% • Mark Pearson – 12.02%

Item 4(c).	Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote • Altamont Pharmaceutical Holdings, LLC – 0 • Mark Pearson - 0

(ii)	Shared power to vote or to direct the vote • Altamont Pharmaceutical Holdings, LLC – 5,280,000 • Mark Pearson - 5,280,000*

CUSIP NO. 86338D108	Page 6 of 7 Pages

(iii)	Sole power to dispose or to direct the disposition of • Altamont Pharmaceutical Holdings, LLC – 0 • Mark Pearson - 0
(iv)	Shared power to dispose or to direct the disposition of • Altamont Pharmaceutical Holdings, LLC – 5,280,000 • Mark Pearson - 5,280,000*

* Mark Pearson is the Manager and sole Member of Altamont Pharmaceutical Holdings, LLC. As a result, Mark Pearson possesses the power to vote and dispose or direct the disposition of all the shares owned by Altamont Pharmaceutical Holdings, LLC.

Item 5.	Ownership of Five Percent or Less of a Class:

This Item 5 is not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

This Item 6 is not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

This Item 7 is not applicable.

Item 8.	Identification and Classification of Members of the Group:

This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group:

This Item 9 is not applicable.

Item 10.	Certification:

By signing below the Reporting Persons certify that, to the best of such person's knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

CUSIP NO. 86338D108	Page 7 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: November 9, 2023	ALTAMONT PHARMACEUTICAL HOLDINGS, LLC

	By	/s/Mark Pearson
	Name:	Mark Pearson
	Title:	Manager

Date: November 9, 2023	By	/s/Mark Pearson
	Name:	Mark Pearson